Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

April 11, 2024

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 11410
Tactical Income Portfolio, Series 80
(the “Trust”)
CIK No. 2010009 File No. 333-277872

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.The Staff notes the following disclosure, “While not a part of the Trust's portfolio selection process, the Trust also invests in foreign securities and companies with various market capitalizations, and through the Trust's investment in the Funds, the Trust has exposure to floating-rate securities, high-yield securities, covenant-lite loans, foreign securities (including American Depositary Receipts, Global Depositary Receipts, New York Registry Shares and emerging and/or developing market companies) and companies with various market capitalizations.” The Staff notes that the first part of the above-referenced disclosure referencing that the Trust also invests in foreign securities and companies with various market capitalizations is confusing. If not part of the portfolio selection process, please remove that clause.

Response:In accordance with the Staffs comment, the disclosure will be revised as follows:

“While not a part of the Trust's portfolio selection process, the Trust also invests in common stocks that are issued by foreign companies and in companies with various market capitalizations, and through the Trust's investment in the Funds, the Trust has exposure to floating-rate securities, high-yield securities, covenant-lite loans, foreign securities (including American Depositary Receipts, Global Depositary Receipts, New York Registry Shares and emerging and/or developing market companies) and companies with various market capitalizations.”

Risk Factors

2.If investment in distressed municipal bonds is a principal investment for the Trust, please add the relevant risk disclosure.

Response:If, based on the Trust’s final portfolio, the Trust has material exposure to any jurisdiction experiencing financial distress, relevant disclosure will be added to the Trust’s prospectus.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon